Exhibit 99.83

FORM 62-103F1

EARLY WARNING REPORT

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares (“Shares”) and common share purchase warrants (“Warrants”) of Carbon Streaming Corporation (the “Issuer”).

The address of the head office of the Issuer is the following:

4 King Street West

Suite 401

Toronto, Ontario, Canada

M5H 1B6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction that triggered the requirement to file this report was an acquisition of Shares (as defined herein) of the Issuer by way of a non-brokered private placement of the Issuer.

Item 2 – Identify of the Acquiror

2.1	State the name and address of the acquiror.

Osisko Gold Royalties Ltd (the “Acquiror”)

1100 avenue des Canadiens-de-Montréal

Suite 300

Montréal, Québec

H3B 2S2

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On January 11, 2021, the Acquiror acquired beneficial ownership of or control and direction over 2,000,000 units of the Issuer at a price of $0.25 per unit, each unit consisting of one Share and one Warrant, for an aggregate subscription price of $500,000 (the “January Private Placement”).

On February 18, 2021, the Acquiror acquired beneficial ownership of or control and direction over an additional 4,000,000 units of the Issuer at a price of $0.75 per unit, each unit consisting of one Share and one Warrant, for an aggregate subscription price of $3,000,000 (the “February Private Placement”).

On May 12, 2021, the Acquiror acquired beneficial ownership of, or control and direction over an additional 750,000 Shares of the Issuer at a price of $1.00 per Share, by way of a non-brokered private placement, for an aggregate subscription price of $750,000 (the “May Private Placement” and together with the January Private Placement and February Private Placement, the “Private Placements”).

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2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

January Private Placement

Immediately prior to the closing of the January Private Placement, the Acquiror had beneficial ownership of, or control and direction over no securities of the Issuer.

Immediately after giving effect to the January Private Placement, the Acquiror had beneficial ownership of, or control and direction over: (i) 2,000,000 Shares; and (ii) 2,000,000 Warrants, representing approximately 11.0% of the then issued and outstanding Shares on a partially diluted basis assuming full exercise of the Acquiror’s Warrants.

February Private Placement

Immediately prior to the closing of the February Private Placement, the Acquiror had beneficial ownership of, or control and direction over: (i) 2,000,000 Shares; and (ii) 2,000,000 Warrants, representing approximately 11.0% of the then issued and outstanding Shares on a partially diluted basis assuming full exercise of the Acquiror’s Warrants.

Immediately after giving effect to the February Private Placement, the Acquiror had beneficial ownership of, or control and direction over: (i) 6,000,000 Shares; and (ii) 6,000,000 Warrants, representing approximately 14.3% of the then issued and outstanding Shares on a partially diluted basis assuming full exercise of the Acquiror’s Warrants.

May Private Placement

Immediately prior to the closing of the May Private Placement, the Acquiror had beneficial ownership of, or control and direction over: (i) 6,000,000 Shares; and (ii) 6,000,000 Warrants, representing approximately 14.3% of the then issued and outstanding Shares on a partially diluted basis, assuming full exercise of the Acquiror’s Warrants.

Immediately after giving effect to the May Private Placement, the Acquiror had beneficial ownership of, or control and direction over: (i) 6,750,000 Shares; and (ii) 6,000,000 Warrants, representing approximately 13.3% of the issued and outstanding Shares on a partially diluted basis assuming exercise of the Acquiror’s Warrants.

The Acquiror does not own any other securities of the Issuer.

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3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

The Acquiror acquired 6,750,000 Shares and 6,000,000 pursuant to the Private Placements.

See Item 2.2 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control;

See Item 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

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3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

In respect of the January Private Placement, the Acquiror acquired 2,000,000 units of the Issuer at a price of $0.25 per unit, each unit consisting of one Share and one Warrant, for an aggregate subscription price of $500,000.

In respect of the February Private Placement, the Acquiror acquired 4,000,000 units of the Issuer at a price of $0.75 per unit, each unit consisting of one Share and one Warrant, for an aggregate subscription price of $3,000,000.

In respect of the May Private Placement, the Acquiror acquired 750,000 Shares at a price of $1.00 per Share for an aggregate subscription price of $750,000.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

In respect of the January Private Placement, the Acquiror agreed to pay a cash subscription price of $0.25 per unit, for an aggregate subscription price of $500,000.

In respect of the February Private Placement, the Acquiror agreed to pay a cash subscription price of $0.75 per unit, for an aggregate subscription price of $3,000,000.

In respect of the May Private Placement, the Acquiror agreed to pay a cash subscription price of $1.00 per Share, for an aggregate subscription price of $750,000.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

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Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The Acquiror acquired the securities described herein for investment purposes and in accordance with applicable securities laws, the Acquiror may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of the Issuer, and reserves the right to dispose of any or all of its Securities at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of the Issuer and other relevant factors.

Except as otherwise disclosed herein, the Acquiror currently has no plans or proposal which would relate to or would result in any of the matters described in Items 5(a)-(k) of Form 62-103F1; however, as part of its ongoing evaluation of this investment and investment alternatives, the Acquiror may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

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Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Concurrently with the completion of the February Private Placement, the Issuer and the Acquiror have executed an investment agreement (the “Investment Agreement”) which provides, amongst other things, for the following:

Participation Rights: Unless: (i) in the initial 3 years following the date of the Investment Agreement, the Acquiror holds less than an aggregate of 10,800,000 Shares and Warrants of the Issuer; or (ii) ay any time after the initial 3 years, the Acquiror, together with its affiliates, holds less than 7.5% of the outstanding Shares on a partially diluted basis: the Acquiror shall have the right to participate in: (i) certain future issuances of offered securities; and (ii) certain future streaming or similar transactions, of the Issuer.

Nomination Right: Unless: (i) in the initial 3 years following the date of the Investment Agreement, the Acquiror holds less than an aggregate of 10,800,000 Shares and Warrants of the Issuer; or (ii) ay any time after the initial 3 years, the Acquiror, together with its affiliates, holds less than 7.5% of the outstanding Shares on a partially diluted basis, the Acquiror will be entitled to nominate for election, on an annual basis, one (1) nominee for election or appointment to the board of directors of the Issuer.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

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Item 9 – Certification Certificate

I, as the Acquiror, certify, to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 14th day of May 2021.

OSISKO GOLD ROYALTIES LTD

(s) André Le Bel
André Le Bel
Vice President, Legal Affairs and Corporate Secretary